October 1, 2020 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, NE Washington, D.C. 20549
Attn:	Maryse Mills-Apenteng

Re:	Helix Acquisition Corp.

Registration Statement on Form S-1

Filed August 28, 2020

File No. 333-248856

Dear Ms. Mills-Apenteng:

On behalf of our client, Helix Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated September 24, 2020, relating to the Company’s Draft Registration Statement on Form S-1 filed with the Commission on August 28, 2020 (the “Draft Registration Statement”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

We have set forth below the comment of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Draft Registration Statement on Form S-1 filed August 28, 2020

General

1.	Please limit the prospectus cover page to one page, as required by Item 501(b) of Regulation S-K.

Response: The Company has updated the prospectus cover page to bring it into compliance with Item 501(b) of Regulation S-K.

* * *

United States Securities and Exchange Commission

October 1, 2020

Please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Colin Diamond

cc:	Bihua Chen, Helix Acquisition Corp.